[LETTERHEAD OF TOPS HOLDING CORPORATION]

September 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:                               Tops Holding Corporation, Tops Markets, LLC, Tops PT, LLC and
Tops Gift Card Company, LLC (collectively, the “Company”)
Registration Statement on Form S-4 (File No. 333-168065)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-168065) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 pm Eastern Daylight Time on September 30, 2010 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This acceleration request supersedes the acceleration request filed by the Company at 4:12 pm Eastern Daylight Time on September 30, 2010. We request that we be notified of such effectiveness by a telephone call to Michael Benjamin of Shearman & Sterling LLP at (212) 848-7658 and that such effectiveness also be confirmed in writing.

Very truly yours,

TOPS HOLDING CORPORATION

By:	/s/ Gary Matthews
	Name:	Gary Matthews
	Title:	President and Chairman

TOPS MARKETS, LLC

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer

TOPS PT, LLC

By:	TOPS MARKETS, LLC, as sole and managing member

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer

TOPS GIFT CARD COMPANY, LLC

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer

TOPS Acceleration Request – Signature Page